EXHIBIT 99.1

Golar LNG Dividend information

Golar LNG Dividend Information
Reference is made to the second quarter 2018 report released on August 23, 2018. Golar LNG has declared a total dividend of $0.125 per share to be paid on October 3, 2018. The record date will be September 6, 2018.

Golar LNG Limited
Hamilton, Bermuda
23 August, 2018